UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

CERES COIN LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3602143
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

C/O CM Solutions LLC, 332 S. Michigan Ave., Suite 121-F7, Chicago, IL 60604
(Full mailing address of principal executive offices)

331-223-9281
(Issuer’s telephone number, including area code)

Coins and Tokens of the Company
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYISIS OF FINANCIAL CONDITION	- 18 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 22 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 29 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 31 -

OTHER INFORMATION	- 31 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2022 AND DECEMBER 31, 2021	- 32 -

In this Annual Report, the terms “we,” “us,” “our,” or “the Company” refers to Ceres Coin LLC.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. BUSINESS

1.	Generally:

In the United States, the use and possession of cannabis is illegal under federal law for any purpose pursuant to the Controlled Substances Act of 1970 (CSA). Under the CSA, cannabis is classified as a Schedule I substance, determined to have a high potential for abuse and no accepted medical use – thereby prohibiting even medical use of the drug. However, at the state level policies regarding the medical and recreational use of cannabis vary greatly, and in many states conflict significantly with federal law. California was the first state to legalize medical marijuana in 1996. Since then, the medical use of cannabis has been legalized in 40 states and the District of Columbia. The recreational or adult-use of cannabis has been approved in DC and 23 states. This conflict between state and federal laws has manifested itself in the in the difficulties for financial institutions providing banking services to the industry. CERES was created in 2017 to address these issues.

CERES, is a veteran owned Delaware LLC, with its headquarters located in Illinois. CERES provides a proprietary blockchain network and digital assets for conducting transactions in the cannabis space, which is a highly regulated but underbanked industry. CERES intends to provide these services to cannabis operators through its CERES blockchain transaction network.

The company intends to generate revenues from multiple channels including transactional fees that are earned on CERES Coin usage by varying parties over the CERES Network. CERES has created a permissioned blockchain based transaction network that utilizes stable digital currency, CERES Coin, as the medium of exchange on the CERES Network. CERES Coin has built-in, transparent compliance tools that address fee and regulatory issues concerning operators, financial institutions, tax authorities and regulators in real-time all along the transaction chain. CERES proprietary blockchain protocols also provide KYC, AML, BSA, SAR Narratives and tax compliance in legal cannabis and others highly regulated industries. Furthermore, CERES Coin is a “stable coin” that correlates 1:1 (CERES Coin: USD$) which is the centerpiece of the network. CERES Coin serves as a compliant, transparent store of value and medium of exchange on the CERES Network which can track the chain of custody, and all information associated with each transaction throughout the entire seed-to-sale lifecycle.

•	CERES Coin enables a frictionless transaction system for the legal cannabis industry and beyond.
•	CERES Coin provides “seed to sale” tracking wherein all network transactions posted to the patented, secure CERES blockchain network are instantaneously available to all authorized users of the CERES Network.
•	CERES Coin blockchain solution is an ideal mechanism in which the U.S. cannabis industry can transparently capture the history of cannabis through the entire supply chain, ultimately ensuring consumer safety while exerting regulatory control from “seed to sale.”
•	CERES Coin will allow for real time remittance of all taxes and fees while providing real time data and analytics to all interested and authorized users on the CERES network. And because CERES Coin is a regulated security, it can easily be used for universal transactions.

Beginning in Q2 2022, CERES began discussions with a publicly traded, Cannabis Multi State Operator (MSO) to integrate its payment system into their operations so that this MSO could utilize CERES Coin as the primary payment system for all their operations. No agreement has been signed yet. In April 2023, CERES signed an Independent Contractor Services Agreement with Columbia Care Inc. (the “Consulting Agreement”), a publicly traded MSO. Columbia Care agreed to pay CERES $30,000 per month for the following:

•	Consulting services / platform exploration specifically around potential fintech solutions in Blockchain
•	Consulting with Columbia Care’s technology and innovation teams to explore the viability of a customer facing application.
•	Consulting with Columbia Care’s finance team to help determine solution viability.
•	Consulting with Columbia Care’s compliance teams to understand potential regulatory and corporate compliance hurdles.
•	Such other specific services as may be agreed between the parties from time to time.

In addition to the Consulting Agreement, CERES is also exploring other relationships with established entities in the cannabis space that are in search of payment system solutions via the company’s CERES Coin stablecoin network.

2.	Description of Blockchain Business:

A.	Generally:

The Company has created, and will internally maintain a private, blockchain-based, transaction framework (the “Framework”), and related form of cryptocurrency (each a “Coin”), each of which will be identified by a unique identification number (respectively, the “Coin ID Number”). The Framework and the Coin are designed specifically to facilitate transactions related to, and to ease regulatory verification of, the growth, processing, and sale of cannabis in the states/territories in which such sale is legal. While the Coins are, and will at all times be, electronic assets, the “Coin Rights Agreement” attached as Exhibit B hereto (as amended pursuant to its terms and in effect from time to time, the “Coin Rights Agreement”) contractually defines the terms and conditions related to the ownership and operation of the Coins; including the respective rights and obligations of the Company and the holders of the Coins.

The Company believes that the use of the Framework will alleviate the highly fragmented cannabis market by both: (i) establishing a common transaction system (and a common form of payment, i.e. the Coin) which industry providers and purchasers can use to facilitate transactions; and (ii) creating an immutable, auditable, ledger of industry transactions which will ease transaction verification by regulators. In addition, the Framework allows (where applicable) for the creation and utilization of smart contract solutions between parties (e.g. growers, retailers, customers, etc.) which will permit the automatic recording and facilitating the exchange of goods, services, and private data as well as the automatic calculation, recording and payment of applicable taxes.

As part of the Blockchain Business, the Company will actively sell and disseminate the Framework (and related POS, defined below) to cannabis growers and providers throughout the industry, financial institutions, as wells a state and federal regulatory agencies. It is anticipated that the Company will initially focus its commercial industry implementation efforts primarily in coordination with one of the largest, fully integrated operators in the U.S,operating in 16 markets across the country. Working with this operator, the Company intends to rapidly expand the marketing and sale of its Framework and Coins into other states where the production and sale of cannabis is legal.

The Company anticipates that it will be able to generate significant revenues from the operation of the Blockchain Business, in particular from the Transaction Fees to be received by the Company from the use and sale of the Coins as described below.

B.	Description of the Framework:

Similar to other underlying cryptocurrency protocols, the Framework is a blockchain-based ledger and payment processing system which will provide for a distributed, and immutable, record of participant activity by mandating consensus among a quorum of network participants to initiate/update transactions. However, while the majority of cryptocurrencies in circulation today are sold/traded via a public infrastructure (e.g. the Ethereum public blockchain infrastructure), the Framework is a closed, and internally maintained, infrastructure. This means that only those persons that have established and maintain an account on the Framework (i.e. a Framework Account), or who have otherwise been given special access (e.g. certain agents of governmental/regulatory bodies, as applicable), will be permitted to access the Framework and/or any information made part of the underlying ledger.

As used herein and in the other Documents the term “Framework” is intended to refer to the Company’s proprietary set of core rules for, among other things: (i) establishing the underlying distributed ledger making up the Framework; (ii) establishing the set of traceable data to be included in such distributed ledger; (iii) establishing the procedure for posting/validating transactions to such distributed ledger; and (iv) establishing who will have access to the information provided in such distributed ledger. The traceable data the Company intends to track via the Framework includes (but is not limited to):

☐	the license information of all Framework users who are required to be licensed (e.g. cultivators/processors/dispensaries/purchasers, as applicable);

☐	the purchase/sale/transfer of each Coin transaction and all related goods and services, including for each such transaction:

o	a record of the date/time/location of the subject transaction;

o	a record of all purchasing/selling parties (including all applicable license information for each such party, if any)

•	an invoice for all goods bought/sold/transferred (including specific identification of the types/quantity of such goods);
•
o	a record of all taxes paid/payable in connection with the subject transaction;

o	a record of any/all goods transporting parties (as applicable) as well as a real time record of the initiation/completion of the respective transporting activities; and

o	a real time record of the current status of the subject transaction (e.g. initiated, in-transit, completed).

The Framework is built on, and is an extension of, the Hyperledger Fabric protocol and updates to the Framework distributed ledger will require consensus from certain key participants of the Framework, each of whom will operate one or more nodes on the Framework. Unlike other protocols, the modular architecture of the Hyperledger Fabric protocol allows for dynamically adaptable validation and consensus rules; including the ability to simultaneously require both technical validation and legal validation for purposes of consensus. This allows the Company to create the complex set of validation protocols necessary to facilitate the below mentioned automatic rejection capabilities (among other things). The Hyperledger Fabric protocol also allows for the inclusion of outside audit capabilities (on a separate, recorded, “chain” implemented as an outside audit channel). Such auditing outside users will be able to accesses some/all of the information provided in the underlying general ledger (based on predetermined permission) while not being able to change/alter any such information in any way. The Company believes this feature is important to allow for review of some/all of the underlying transitional information by applicable overseeing governmental, banking and other regulating bodies.

The validation protocol utilized by the Framework to vet updates/modifications to the Framework distributed ledger is a “proof-of-authority” protocol. The “proof-of-authority” protocol is essentially a modified form of the “proof-of-stake” protocol where instead of a stake based on monetary value, a validator’s identity acts as the stake. In this context, identity means the correspondence between a validator’s personal identification on the platform with officially issued documentation for the same person (i.e. certainty that a validator is exactly who that person represents to be). Many industry leaders believe that the “proof-of-authority” protocol is superior to existing “proof-of-work” and “proof-of-stake” protocols in terms of both transaction efficiency and security. However, to utilize the “proof-of-authority” protocol most effectively the respective blockchain environment must be a closed, permission based, network like the Framework.

Key stakeholders in the Framework will be the primary operators of the validation nodes and will be the only ones with full access to the data on the Framework distributed ledger. Such key stakeholders are anticipated to include the Company (via one or more of its affiliates), select participating financial/banking institutions, select participating cannabis growers/processors/dispensaries, and certain other Framework participants authorized by the Company from time to time. The onboarding and selection of persons/entities who will be permitted to operate validation nodes within the Framework will be primarily based on the respective expertise/fiduciary responsibility/regulatory authority of the subject person/entity (as determined by the Company). Generally speaking, each of the following regulated parties will be eligible to participate as validating nodes within the Framework:

☐	fully licensed (to the extent applicable) service providers in the legal cannabis;

☐	registered transfer agents;

☐	governmental authorities/regulators;

☐	third-party Required Verification providers engaged by the Company; and

☐	legal/audit firms.

Notwithstanding the foregoing, the onboarding and selection of persons/entities who will operate validating nodes within the Framework will at all times be at the sole discretion of the Company and, as of the date hereof, the Company operates the sole validating node within the Framework. Further, any person/entity operating a validating node within the Framework may be removed at any time by the Company, in its discretion. For the avoidance of doubt, no retail customer will be eligible of operating a validation node.

In addition to the foregoing, the Framework is hardcoded to automatically reject certain pre-determined prohibited transactions, including automatically rejecting any and all transactions where:

☐	the product/service purchaser is required pursuant to applicable law to be properly licensed and is not so licensed (or such license is not otherwise then active);

☐	the product/service purchaser is required to purchase products/services solely from a particular medical dispensary(ies) and the respective transaction is not being made at such location;

☐	the product/service seller is required pursuant to applicable law to be properly licensed and is not so licensed (or such license is not otherwise then active); and/or

☐	any product/service transporter involved in the respective transaction are required pursuant to applicable law to be properly licensed and are not so licensed (or such license is not otherwise then active).

C.	Description of Proposed Transactional Coin Usage and Trading; Transaction Fees:

As discussed herein, all users (i.e. customers, dispensaries/other service-providers, etc.) who will be buying/accepting Coins will be required, among other things, to set up a distinct Coin Wallet on the Framework. Further, there will be at least two (2) types of related Coin Wallet accounts; a Purchaser Coin Wallet for customers and a SP Coin Wallet for dispensaries and all other service-providers.

☐	Description of Customer to Service Provider Transactions:

Each retail customer will be required to purchase Coins directly from the Company which they will then transfer to the participating dispensary/service-provider for goods and services. Both the initial purchase of Coins from the Company, and any subsequent transfer of Coins (subject to certain limited exclusions), will require the payment of a Transaction Fee.

The foregoing purchase/transfer transactions, including the payment of all applicable Transaction Fees, will occur via a point-of-sale interface (the “POS”). It is intended that the Company’s POS will be structured as a compatible, software based, add-on/interface (e.g. Application Programming Interface (API)) to existing point-of-sale terminals currently being used by service providers in the legal cannabis industry. Accordingly, the Company is currently working with certain existing, third-party, point-of-sale service providers within the legal cannabis industry in order to program its POS to ensure compatibility with their existing products. For the avoidance of doubt, as of the date hereof the Company does not intend to create/provide any hardware applications in connection with its POS.

Regardless of its ultimate form, the POS will be linked directly to the Framework and will allow customers to use credit/debit cards to pay for goods and services. That being said, instead of being a simple transfer of cash from the purchaser’s credit/debit account to the service provider, the POS will, seamlessly and in real time, allow the purchaser to purchase Coins from the Company and trade such Coins to the dispensary/service-provider for goods and services. It is intended that, from the customer’s perspective and other than being required to have set up a Purchaser Coin Wallet and other related accounts (as discussed herein) prior to purchasing goods, the transaction process should occur seamlessly and in substantively the same manner as if they had paid for the subject goods by any other method.

By way of example, assuming a retail cannabis customer (such customer, who has already established a Purchaser Coin Wallet and all other required accounts, being “Customer A”) desires to purchase $50 worth of product from a dispensary (such dispensary, who has already established an SP Coin Wallet and all other required accounts, being “Dispensary X”), the transaction would proceed as follows:

o	Customer Side: Customer A would purchase Coins directly from the Company using the POS at the respective dispensary. The POS would allow Customer A (automatically via the POS back-end operations) to use their credit/debit card or other payment system to acquire Coins directly from the Company and to pay the requisite Transaction Fees. Accordingly, continuing with the given example, Customer A would pay $50 plus, a $1 Transaction Fee (being $50 x $0.02), or $51 (plus any additional associated credit/debit fees, if any), to acquire $50 worth of Coins. Said $50 worth of Coins would be credited to the Purchaser Coin Wallet of Customer A and subsequently transferred to the SP Coin Wallet of Dispensary X subject to the payment of an additional $0.25 Transaction Fee (being $50 x .005).

o	Dispensary Side: $50 worth of Coins will be transferred to the SP Coin Wallet of Dispensary X in exchange for the provided goods and services.

For the avoidance of doubt, in the subject example Customer A would pay a total of $51.25 (plus associated third-party credit/debit fees, if any) to acquire, and to transfer to Dispensary X, $50 worth of Coins. Put another way, in the above example it would cost Customer A $51.25 to acquire $50 worth of goods/services from Dispensary X.

It should also be noted again that the above transactions will all be handled automatically via the POS back-end operations and that, from the perspective of Customer A and Dispensary X, the above transactions will occur automatically, and in real time, as the subject sale is made/service is provided. Additionally, in connection with any required refund from a dispensary to a retail customer: (i) the foregoing transactions, including the payment of the applicable Transaction Fees, will be fully reversed; and (ii) no additional Transaction Fee will be charged in connection with the reversing transfer of Coins from the subject dispensary to the respective customer.

☐	Description of Service Provider to Service Provider Transactions:

Any dispensary or other service provider who holds Coins in its SP Coin Wallet (or otherwise acquires Coins from the Company) will be free to transfer, such Coins (or any portion thereof) to any other dispensary/service provider who then has an active SP Coin Wallet. Each such transfer will be initiated, and completed, solely via the Framework (and solely via such transferring service providers respective Framework Account). Further, in connection with each such transfer, the transferring dispensary/service provider will be required to pay the applicable Transaction Fee to the Company.

By way of example, assuming Dispensary X in the above example, who acquired $50 worth of Coins, desires to transfer $30 worth of such Coins to a third-party service provider (such service provider, who has already established an SP Coin Wallet and all other required accounts, being the “Third-Party Provider”) in payment for certain products/services rendered.

o	Dispensary X Side: Dispensary X will, via its respective Framework Account, initiate the transfer of $30 worth of the Coins then held in Dispensary X’s SP Coin Wallet to the Third-Party Provider. The Framework will cause the transfer of the subject $30 worth of the Coins to the Third-Party Provider as well as the payment of a $0.15 Transaction Fee (being $30 x $.005) to the Company. Accordingly, for recording purposes: (i) said $30 worth of Coins will be transferred to the SP Coin Wallet of the Third-Party Provider; and (ii) $0.15 worth of Coins will be transferred back to the Company as payment for the Transaction Fee, resulting in $19.85 worth of Coins then remaining in Dispensary X’s SP Coin Wallet (being the initial $50 worth of Coins in Dispensary X’s SP Coin Wallet, less the $30 in Coins transferred to the Third-Party Provider and less the $0.15 Transaction Fee).

o	Third-Party Provider: Third-Party Provider will accept the aforementioned $30 worth of Coins from Dispensary X in consideration for the respective products/services rendered.

For the avoidance of doubt, a service provider will be able to purchase Coins directly from the Company via their respective Framework Account and subsequently transfer those Coins to any other dispensary/service provider who then has an active SP Coin Wallet.

☐	Transaction Fees; Exceptions:

As outlined in detail in the Coin Rights Agreement, certain acquisitions/transfers of Coins will require the payment of a small transaction fee (the “Transaction Fee”) to the Company, as determined by the Company. Specifically speaking, the Coin Rights Agreement provides for the payment of Transaction Fees as follows:

o	In connection with any purchase of a Coin(s) from the Company, and solely to the extent such Coins are paid for in cash (i.e. not by the use of any Credits), the respective purchaser will pay to the Company a Transaction Fee equal to $0.020 per $1 of total Coins purchased, with such amount to be paid by way of offset to the respective total amount of Coins to be transferred to, and received by, such purchaser and deemed fully earned and non-refundable once so paid.

o	In connection with any transfer of a Coin(s) by a Coin holder to any person/entity (other than the Company), the respective transferring Coin holder will pay to the Company a Transaction Fee equal to $0.005 per $1 of total Coins transferred, with such amount to be paid by way of offset to the total amount of Coins to be transferred to, and received by, the receiving person/entity and deemed fully earned and non-refundable once so paid.

o	In connection with any exchange of a Credit(s) for cash, and solely to the extent the subject Credit(s) are then held in an SP Coin Wallet, the respective exchanging person will pay to the Company a Transaction Fee equal to $0.020 per $1 of total Credits exchanged, with such amount to be paid by way of offset to the respective total amount of cash to be paid to such person and deemed fully earned and non-refundable once so paid.

For the avoidance of doubt, no Transaction Fee will be applied to any Buyback of Coins or any purchase of Coins which are paid for solely by Credits. These exclusions are specifically intended to ensure that parties are not double charged a Transaction Fee as a result of any required Buyback of Coins.

D.	Coin Buyback/Buyback Price:

As outlined in the Coin Rights Agreement (in particular Section 4 thereof):

☐	The Company will have the right, privilege and option to call and purchase from the then current Coin holders (and to cause such Coin holders to sell to the Company) all, but not less than all, of the then outstanding Coins held by such Coin holders; provided that, the Company may only exercise such call option after the Offering of the Coins has been completed or otherwise terminated (i.e. after the Coins are no longer being offered for sale); and

☐	Each Coin holder will have the right, privilege and option to put and sell to the Company (and to cause the Company to purchase from such Coin holder) all, or any portion, of the then outstanding Coins held by such Coin holder, and such put option may be exercised by a Coin holder at any time (and in his/her/its sole discretion).

Each of the above options may be exercised by the electronic delivery of notice to the other party via the Framework. The related purchase and sale of Coins (each such transaction, respectively, a “Buyback”) will be completed automatically via the Framework, within twenty-four (24) hours from delivery of the respective notice of exercise, without further notice to, or consent of, the subject Coin holder.

In connection with a Buyback each respective Coin holder will receive an aggregate amount equal to the respective total number of Coins being purchased/sold multiplied by one cent ($0.01) (such aggregate amount, respectively, the “Buyback Price”). The aggregate Buyback Price to be paid by the Company to a particular Coin holder in connection with a Buyback will ultimately be payable in cash. However, immediately following a Buyback the respective aggregate Buyback Price payable to a particular Coin holder will be reflected as a credit (each a “Credit”) on the Framework Account of such Coin holder. The subject Coin holder will thereafter have the option to either:

☐	have such Credit paid out (in whole or in part), in cash, at which point such amount will be paid, in full (less any applicable Transaction Fees), by wire or ACH transfer (at the option of the Company) of immediately available U.S. Dollars, to the then last known Coin Clearing Account for such holder; or

☐	if such Credit is received in connection with the exercise of the subject Coin holders put option, to use such Credit (in whole or in part) to purchase additional Coins.

By way of example only, although the Company does not believe it will be deemed a money transmitter, the foregoing is intended to function similarly to a typical PayPal account where a user would receive a credit to their respective PayPal account for monies received which they can then either have transferred to their respective bank account or use to make payments/buy goods.

For the avoidance of doubt, as required per the terms of the Coin Rights Agreement: (i) all proceeds received by the Company from the sale of the Coins (other than all associated Transaction Fees earned by the Company) will be specifically segregated and reserved by the Company to facilitate a Buyback of such Coins (including funding the cash payment of all resulting Credits) in accordance with their terms; and (ii) any Coins purchased by the Company in connection with a Buyback will be immediately terminated and not reissued. Further, any and all amounts constituting Credits will be at all times reflected as a payable, liability and obligation of the Company on its books and records.

E.	Motivation; Business Opportunity:

As discussed in more detail below (in particular in the “Industry Analysis” section below), there are two very important issues plaguing the legal cannabis industry today; an overwhelming reliance on cash as a transaction medium and a severe lack of traditional banking/checking services and the Company believes that its proprietary Framework and related Coin technology can help solve both of these issues. Specifically, the Company believes that the use of its Coins can effectively and efficiently replace cash as the primary transaction medium within the legal cannabis industry, and the transparency/trust created by the Framework can help establish viable and sustainable banking solutions for industry participants. Most importantly, the Company believes that it has identified a sizeable and significant business opportunity for the Company in providing such services.

F.	Industry Analysis:

The federal government technically allows banks and other regulated financial service providers (each such regulated entity being generally referred to herein as a “Bank”) to work with, and provide financial services to, individuals/entities participating in the legal cannabis industry.That being said, the current regulatory flux surrounding the legal cannabis industry has made most traditional banks skittish to say the least with respect to providing traditional banking (i.e. checking and/or savings accounts) or other financial services to such participants. This lack of readily available banking services has in turn resulted in the majority of cannabis related businesses being forced to transact business almost entirely in, and to hold large sums of, cash. For multiple reasons, the “all-cash” nature of the current industry only creates additional reluctance for banks to participate in the industry; trapping industry participants is a vicious circle without a solution. Put another way, industry participants have been forced to deal primarily in cash because banks are reluctant to provide traditional banking services to them, however much of the reluctance of the banks to provide such services comes from the current “all-cash” nature of the industry. To make matters worse, for those banks that are actually willing to get, or who are otherwise considering getting, involved in the legal cannabis industry, the due diligence costs such banks must incur can be high (particularly due to the current “all-cash” nature of the industry); typically to the point where the transactions are no longer profitable or otherwise worth the regulatory risk to the Bank, and the Bank elects not to offer such services at all. The Company believes that a current lack of transaction transparency within the legal cannabis industry is at the heart of these issues and that a better, more sustainable, solution needs to be found.

By way of background, because the federal government classifies cannabis as a prohibited “Schedule 1” drug (i.e. a drug with a high potential for abuse) under the CSA, from the commencement of the legal cannabis industry, banks have been extremely reluctant to provide banking services to industry participants. Some believe this reluctance arose, in whole or in part, from the reputational stigma associated with the cannabis industry. Most, however, believe that such reluctance arose more so out of the fear of somehow running afoul of the CSA or other applicable laws and being subject to the extremely harsh penalties which could result; including criminal prosecution and/or seizure and forfeiture of assets. Whatever the reason, during the nascent period of the legal cannabis industry, anyone participating directly or indirectly, in such industry essentially became un-bankable.

In an effort to assuage fears of prosecution, and encourage banks to participate in the legal cannabis industry, U.S. Attorney General James Cole issued a trio of guidance memos (i.e. the Cole Memos). The Cole Memos represented a significant shift in the federal government’s treatment of cannabis; providing specifically for the general de-prioritization of the enforcement of cannabis prohibition under the CSA in jurisdictions where the use and sale of cannabis has been made legal by state-designated laws (and where such laws are being actively enforced),1 and the encouragement of the adoption of a more laissez-faire, hands-off approach toward prosecution of those lawfully abiding by such laws in such jurisdictions.

1 Except in instances where such activities related to one of the following eight specifically stated categories:

•	Preventing the distribution of marijuana to minors;
•	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;
•	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;
•	Preventing state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;
•	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;
•	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;
•	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and
•	Preventing marijuana possession or use on federal property.

The last of the Cole Memos, issued on February 14, 2014, focused specifically on providing guidance related to the potential prosecution of those providing finance and/or financial services to cannabis-industry participants. In general, the memo provides that, if a Bank or individual offers services to a cannabis-related business whose activities do not implicate any of the eight stated priority factors, and such institution/individual is not negligent or willful in doing its due diligence in connection with the same, they should be able to avoid prosecution for violations of the money-laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money transmitter statute (18 U.S.C. § 1960), and/or the BSA.

In short, based primarily on the guidance offered by the Cole Memos, banks are currently permitted to offer banking and other services to cannabis related business so long as: (i) the subject business’ activities do not involve any of the eight prohibited activities; and (ii) the Bank is able to satisfy all of its required BSA compliance obligations (including all related AML/KYC verifications and related due diligence) with respect to the subject business and its deposits. That being said, banks simply do not currently, and frankly cannot, trust cash received from industry businesses without extensive, and often cost-prohibitive, due diligence. For example, how would a Bank know that the cash was not received from one of the eight prohibited activities, and/or that all of its BSA compliance obligations (including all related AML/KYC verifications and related due diligence) can be satisfied, without extensive due diligence into both the business and the transactions which gave rise to the cash to be deposited. Just imagine how daunting the required due diligence might seem to a Bank where a business walks into a local branch with a duffle bag full of cash from the sale of cannabis looking to set up a checking account. Now imagine how much more likely the Bank might be to offer an account to the same customer if they came in with a detailed, and immutable, record which accounted for every dollar, nay every cent, within that duffle bag as well as each transaction that gave rise to such monies. The Company’s Blockchain Business is intended to do just that.

The Secure and Fair Enforcement (SAFE) Banking Act is piece of legislation in the United States that aims to provide a safe harbor for financial institutions to serve state-legal cannabis businesses. It addresses the conflict between federal and state laws regarding the legal status of cannabis. The SAFE Banking Act was first introduced in 2013 and has been reintroduced in subsequent years. Its primary purpose is to allow financial institutions to work with cannabis businesses without facing penalties or legal repercussions. The legislation aims to remove the uncertainty for banks and credit unions that may be hesitant to serve the cannabis industry due to the conflicting federal and state laws. If passed, the SAFE Banking Act would provide legal protection to banks, credit unions, insurers, and other financial service providers that choose to work with cannabis businesses that are operating in compliance with state laws. It would also encourage better access to banking services for these businesses, enabling them to handle transactions more securely and transparently. Furthermore, the Act would require the Financial Institutions Examination Council (FFIEC) to develop guidance and examination procedures specific to the cannabis industry. This would provide banks with clear regulatory expectations when engaging with cannabis-related businesses and help ensure compliance with anti-money laundering laws. There is a downside to federalizing the banking system for cannabis. According to a FINCEN December 2022 update there are currently 7732 banks and credit unions providing banking services to the industry. Most of these are state and local credit unions supervised by local regulators. The compliance systems that both local regulators and bank have come up with are unique to each locality. To federalize that oversight process could great barriers for banks and credit unions that already provides financial services to the industry. As of the date of this report, the SAFE Bank Act has yet to pass.

The Company believes that a blockchain based solution (i.e. like the Company’s Framework) is an ideal mechanism for creating transparency and fostering Bank/regulator trust of those participating in the legal cannabis industry. Blockchain is a highly effective trust mechanism which, generally speaking, uses a cryptographically-secure shared ledger to irrefutably track complex transactions amongst many known parties. The key attributes of blockchain technology which make it an ideal solution are the following:

☐	Continuous and Immutable Record: Blockchain technology, by its design, creates an ongoing record of all transactions (i.e. each a block) within the subject system. What’s more is that blockchain technology ensures (via cryptography) that once a transaction has been entered into the ledger (i.e. the chain), and appropriately verified, such record can no longer be altered.

2 FINCEJN MRB Metrics worksheet. https://www.fincen.gov/sites/default/files/shared/MRB%20Metrics%20Spreadsheet.xlsx

☐	Full Transparency: A blockchain ledger, by its design, is held simultaneously, and requires validation, by certain sources within the system. Put another way, each transaction will require multi-party verification before it can be entered into the ledger creating full transparency with respect to each transaction. Moreover, a blockchain ledger can be easily shared (in real time) with outside regulators and other parties to assist in satisfying compliance and related issues.

The following is a graphical depiction of a simple, two party, blockchain transaction:3

3 Taken from http://www.sachsinsights.com/santanders-innoventures-distributed-ledger-challenge-decoding-blockchain.

Blockchain is rapidly becoming a world leading technology due its inherent ability to facilitate the assured exchange of value (in both digital and tangible assets) between parties, while simultaneously being able to protect their respective privacy and virtually eliminate fraud. Its relevance and applicability to regulating transactions within the legal cannabis industry is similar to many other industry chain-of-custody applications currently moving toward blockchain based solutions; such as the pharmaceutical distribution and food production industries. The core benefits of all such commercial blockchain applications are generally the same; assuring the health and safety of consumers, preventing fraud and counterfeit transactions, and creating a transparent (while simultaneously privacy protected) record of transactions upon which interested parties (including banks and other regulators) can rely.

As described herein the Company has created a proprietary, patented, , blockchain-based, transaction Framework which is designed specifically to facilitate, to increase the transparency of, and to ease regulatory verification/oversight of, transactions within the legal cannabis industry. Further, the Company’s Framework has the ability to capture, and maintain an immutable record of, all participant transactions; from seed to final sale. With the increased transaction transparency and trust which will be created by the use of the Framework it is anticipated that banks will be more open to offering services to Framework participants. Equally, if not more importantly, for industry participants utilizing the Framework all transactions will be facilitated with the use of the Company’s Coins. This will eliminate the need of such participants to transact in, and hold large sums of, cash. In fact, it is the Company’s intent to specifically market the Coins as a cash alternative within the industry and the Company believes that the Coins have the potential to all but replace cash as the primary means of facilitating industry transactions.

G.	Competitive Analysis:

Cannabis, like several other underbanked industries, continues to face challenges for both Business to Consumer (B2C) and Business to Business (B2B). Retailers continue to onboard quasi digital payment solutions, which are either completely non-compliant and ultimately shut down, or somewhat compliant, and then ultimately shut down. This leaves issues with system integrations, operational continuity, and receivable / collections exposure. From an enterprise perspective, simple solutions to transfer value through the supply chain between vendors, retailers, and cultivators, as well as streamline simple things like payroll don’t really exist. Combined with the incredible expense associated with the true cost of cash (counting, security, transfer, leakage), the entire landscape is ripe for a meaningful solution.

As of the date of this report, there are 3 primary solutions for executing transactions in the cannabis industry, each with its own limitations:

1.	Cash - Limits basket size, carries increased risk for consumers and dispensary operators.
2.	Point of Banking (Cashless ATM) – Expensive for consumers (standard ATM fee equivalency) and for dispensary operators (non-standard ATM fee)
3.	Credit Processors – Mastercard, Visa, Amex, etc all prohibit cannabis transactions on their rails.

Closed loop Blockchain networks provide an incredibly efficient, safe, and cost-effective way to move value through a supply chain. The problem with “Crypto” for industries like Cannabis however has always been on three fronts:

•	Paying with a digital currency at a dispensary isn’t the problem, its redeeming that coin back into a fiat currency that is the issue (“Off Ramping”).
•	Store of value cryptocurrencies like Bitcoin have too much volatility in pricing to responsibly accept them as a payment due to the potential issues it causes in accounting and enterprise planning. Currency fluctuation can’t be hedged.

•	Stablecoins offer an interesting way to combat this volatility, but early stablecoin projects like Terra were not truly stable and cursed by the sort of lack of transparency, governance, and “gambling” that have doomed dozens of platforms. More stablecoin projects continue to edge towards insolvency and/or irrelevance. See examples:

1)	Terra Luna – “How $60 Billion in Terra Coins Went Up in Algorithmic Smoke” – Bloomberg.com May 2022
2)	Celsius – “Celsius collapse (3BN valuation as recent as Nov 2021): Crypto plunges after withdrawals suspended”. – Yahoo.com – June 2022

3)	BlockFi – “BlockFi's investors could get wiped out. - BlockFi has raised around $1.2 billion in venture funding, from investors like Dan Loeb, Tiger Global and Bain Capital Ventures. There are lots of different ways to calculate VC returns but, in this case, all methodologies lead to sadness. BlockFi assets could be sold for as little as $25 MM” – Axios June 2022

The Company believes that a regulated stablecoin can be a solution for underbanked industry such as cannabis. This is because the stablecoin solves for volatility issues facing other alternative coins such as Bitcoin and Ethereum.

In the Company’s opinion, the cryptocurrency solutions being offered by the overwhelming majority of its current competitors in this space, including those specifically identified above, suffer from the same major flaw; no stable value. To the Company’s knowledge, each of the current competing cryptocurrency assets is, and will continue to be, subject to price volatility (which will often be erratic and extreme). Further, as far as we can tell, to date none of the competitors have made any direct or indirect effort, or have otherwise set forth any plan, to stabilize the value of their respective asset. When the value of a cryptocurrency asset is subject to regular (and often extreme) volatility the viability and appeal of such asset as a transactional currency is limited at best. For example, while the extreme price volatility of Bitcoin might make it attractive as an investment vehicle, to use Bitcoin to purchase something at your local store would be impracticable. As the same Bitcoin might be worth $X at the point of sale and $X + or - $Y right after the transaction, it would be difficult, if not impossible, for the vendor to know if they are being adequately compensated in any given transaction. Resultantly, the Company believes that the use of any such volatile competing cryptocurrency asset as a means to facilitate transactions within the U.S. legal cannabis industry would not just be undesirable; it would not be a workable long-term solution.

Unlike its competitors, the Company has specifically tailored its patented, proprietary Framework and related Coin technology to avoid falling victim to the above flaw. First, the value of each Coin will be fixed at $0.01 per Coin to make them a truly viable replacement for cash in facilitating transactions within the U.S. legal cannabis industry. Secondly, as a result of there being an ongoing put option of the Coin holders to sell Coins back to the Company at $0.01 per Coin (less applicable Transaction Fees) there is no incentive for any person to offer to buy/sell a Coin for more than $0.01 per Coin (and thus no reason for price volatility). In short, the Company believes that its Framework and related Coin technology will foster a unique, stable, and truly viable transaction solution as compared to those currently operating in the U.S. legal cannabis industry.

It should also be noted that as a lender of funds the Company may be subject to certain federal and/or state regulations in connection with the making of its Loans (including the Initial Loans). However, given the business/commercial nature of the anticipated Loans, the Company does foresee it being prohibited, in any material way, from making such Loans. In particular, it has already done an initial analysis of the regulations applicable to the proposed Initial Loans to be made in the states of Illinois and Washington and does not foresee it being prohibited, in any material way, from making such Loans. That being said, the Company has engaged, and at all times will retain, outside counsel to identify all federal and/or state regulations that may be applicable to the Company in connection with the making/funding of the Loans and to help ensure the Company’s compliance with the same.

3.	Description of Loan Business:

A.	Generally:

The Company’s Loan Business will consist of the making of mid-term (i.e. 3-7 yr.), asset-backed (primarily real estate-backed), interest-bearing loans (each a “Loan”) to cannabis growers, producers, and retailers, as well as landlords seeking to develop and lease property to such persons. Further, while the Company may lend to such borrowers for any working capital purposes, it is anticipated that the Company will, in the immediate term, focus primarily on making Loans for the purpose of funding the initial acquisition/leasing/build-out costs related to grow-house/cultivation/production facilities (and the like).

For liability protection and other business purposes, the Company intends to make the Loans indirectly through one or more wholly owned subsidiaries (each a “Loan Sub”). Further, the Company may make one or more Loans indirectly via a joint-venture or similar arrangement provided the same would not subject the Company (or any of its affiliates) to registration under the Investment Company Act.

In conducting the Loan Business, the Company will establish specific underwriting criteria (the “Underwriting Criteria”) with respect to the making of the Loans. Such Underwriting Criteria which will be based on, among other things, the location and industry of the subject borrower, collateral asset violation, the credit history/rating of the subject borrower, the purpose of the subject Loan, and the projected cash flow that will be generated by the subject borrower following the making of the subject Loan.

As discussed herein, the Token holders, as a group, will be entitled to participate in a portion of the net interest revenue actually received by the Company from all Loans. With respect to the principal amount of such Loans, however, the Company intends to reinvest all such funds into the Loan Business and to use the same, together with then-available additional funds (if any), to make subsequent Loans. Accordingly, and for the avoidance of doubt, Token holders should not expect to receive any portion of the principal amount of the Loans unless, and until, the Company elects to cease the Loan Business and distribute the resulting assets.24

B.	Underwriting Criteria; Initial Loans; Initial Loan Criteria Loan Committee:

As discussed herein, the Company intends to use the majority of the proceeds from the sale of the Tokens to make certain Loans (the “Initial Loans”). It is anticipated that the Company will make the Initial Loans in the states of Illinois and Washington, where it has identified a significant need for such financing in light of the current lack of available funding options. However, the Company expressly reserves the right to make the Initial Loans, or any portion thereof, in any other state.

Attached as Appendix A to our Offering Statement on the Form 1-A is a description of the Company’s anticipated Underwriting Criteria with respect to the making of the Initial Loans (the “Initial Loan Criteria”). For the avoidance of doubt, it is intended that each prospective Initial Loan will need to satisfy each of the requirements, and include each of the terms, set forth in the “General Loan Criteria/Terms” section of the Initial Loan Criteria. Further, with respect to each prospective Initial Loan it is intended that the Company will, at a minimum, obtain/receive and review each of items set forth in the “Required Due Diligence Items” section of the Initial Loan Criteria.

All proposed Initial Loans will be underwritten (i.e. reviewed against the Initial Loan Criteria) internally by, and subject to the final approval of, a three person committee appointed by the Board (the “Loan Committee”). The Loan Committee will initially be made up of Greg Anderson, Charlie Uchill and Larry Uchill. The Company also anticipates, hiring a head underwriter and one or more junior analysts to assist, and who will report directly to, the Loan Committee.

For the avoidance of doubt, the Loan Committee will have the ability to directly approve the funding of any Initial Loan subject only to a rejection by the Board (in its discretion). Further, while it is intended that all Initial Loans will be underwritten internally, the Company will still need to contract out, and pay, for certain related services, including:

☐	Obtaining an “Appraisal,” a “Title Policy,” an “Environmental Assessment” and a “Survey” (as applicable) for each “Collateral Property” as described in the Initial Loan Criteria;

☐	Obtaining “UCC Searches” and “Background Searches” for each borrower (and each guarantor; in each case, as applicable) as described in the Initial Loan Criteria;

☐	Drafting, and facilitating the closing of, all “Loan Documents” as described in the Initial Loan Criteria;

☐	Performing/providing certain ancillary services, including (as and to the extent applicable), closing escrow services, property/liability insurance reviews and banking deposit/treasury management/hedging arrangements.

Notwithstanding the above it should be noted that while the provided Initial Loan Criteria represents the best estimation of the Company and its Board as to the criteria to be used to make the Initial Loans, the Company reserves the right to modify such Initial Loan Criteria, without further notice to or consent of any Security holder, in any manner deemed necessary by the Board in order to ensure the Initial Loans are fully funded and/or to achieve the expected return on such Initial Loans. Further, the Company reserves the right, in its sole and absolute discretion, and without further notice to or consent of any Security holder, to determine the Underwriting Criteria with respect to any and all Loans other than the Initial Loans.

It should also be noted that as a lender of funds the Company may be subject to certain federal and/or state regulations in connection with the making of its Loans (including the Initial Loans). However, given the business/commercial nature of the anticipated Loans, the Company does foresee it being prohibited, in any material way, from making such Loans. In particular, it has already done an analysis of the regulations applicable to the proposed Initial Loans to be made in the states of Illinois and Washington and does not foresee it being prohibited, in any material way, from making such Loans. That being said, the Company has engaged, and at all times will retain, outside counsel to identify all federal and/or state regulations that may be applicable to the Company in connection with the making/funding of the Loans and to help ensure the Company’s compliance with the same.

C.	Motivation; Business Opportunity:

As sales of legal cannabis continue to see double-digit, year-over-year growth, and the number of states legalizing the use and sale of cannabis continues to increase, the demand for commercial real estate to support the legal cannabis industry is skyrocketing. However, due to constantly changing, and often conflicting, state and regulatory laws and regulations concerning the legal cannabis industry, traditional sources of real estate acquisition and development funding for both direct and indirect industry participants is virtually non-existent today. As such, these participants are forced to look for private funding to acquire and develop the commercial real estate needed to fuel the continued growth of this industry. The Company seeks to directly meet the needs of those looking to acquire/develop such real estate funding by providing Loans to eligible borrowers, and it believes that it has identified a sizeable and significant business opportunity with respect to this extremely underserved area.

The legal cannabis industry is growing by leaps and bounds at the same time as traditional funding sources available to the industry are drying up. This creates a significant opportunity for private entities like the Company, who seek to provide funding for those looking to acquire/develop commercial real estate for lease to, and/or use by, industry participants.

D.	Industry Analysis:

Many experts predict that the U.S. legal cannabis industry alone will grow to an estimated $50 billion over the next decade.7 With such growth will come an astronomical need for commercial real estate, both for the actual production and cultivation of cannabis and for the retail sale of the same and related products. There are currently numerous experienced real estate investors and entrepreneurs looking to take advantage of the real estate opportunities created by this booming industry who are unable to find the necessary funding to acquire and/or develop such real estate due to the lack of traditional financing options.

Given the regulatory uncertainties surrounding the legal cannabis industry, most banks have instituted blanket prohibitions against making any loan to a borrower who, in any way, is involved in the cannabis industry. This specifically includes the making of any real estate acquisition/development loans where one or more of the tenants will be a cannabis-related business. While several banks and private lending entities have emerged in recent years to fill this financing gap (as discussed below), the need for real estate funding in this industry far outpaces the supply of accessible capital. This funding void is expected to continue, and even grow larger, for the foreseeable future as the industry continues to expand rapidly creating a significant and sizeable opportunity for those like the Company who are willing to make such loans.

E.	Competitive Analysis:

The current lending landscape for real estate loans within the legal cannabis industry is dominated by private lenders. As noted above, traditional lending sources are virtually non-existent in this space. Below are three of the larger, better known, investment groups that have arisen in the last couple of years to provide mortgage-backed loans as well as sale lease back opportunities to cannabis-industry participants:

•	Innovative Industrial Properties: Innovative Industrial Properties (“IIPR”)is the pioneering real estate investment trust for the regulated cannabis industry. Founded in December, 2016, IIPR was the first publicly traded company on the New York Stock Exchange (NYSE: IIPR) to provide real estate capital to the regulated cannabis industry. At the end of 2022, IIPR had a market cap of $2.3 Billion

•	Pelorus Equity Group (“Pelorus”), the leading provider of value-add bridge commercial real estate loans to cannabis businesses and owners with cannabis-related real estate, and its Pelorus Fund, a private mortgage real estate investment trust (“mREIT”), are changing the commercial real estate lending landscape in the cannabis sector. Pelorus Fund offers a range of innovative transactional solutions to address the diverse needs of real estate investors and portfolio managers, and its flexible acquisition and bridge lending programs are the direct result of the firm’s involvement in more than 5,000 transactions of varying size and complexity. As of date of this report Pelorus has completed 63 commercial real-estate loan transactions and deployed more than $350 million to cannabis businesses and real estate owners, comprising of more than 3,200,000 sq. ft. in eight states across the U.S.

•	Chicago Atlantic is a commercial real estate finance company that manages a diversified portfolio of real estate credit investments primarily in the cannabis space and is actively investing across the value chain, primarily generating revenues through its mortgages. Chicago Atlantic closed $1.4 billion in loans since platform inception, and has deployed $357.1 million across 22 portfolio companies as of June 30, 2022.

In addition to the above, as of December 2022, FinCEN reported8 that seven hundred seventy-three (733) depository banks, credit unions and other institutions in the United States were actively banking cannabis related businesses. Some of these institutions are also currentlyproviding lending services to cannabis related businesses.

7 See “US Legal Cannabis: Driving $40 Billion Economic Output” report prepared by ArcView Market Research in partnership with BD Analytics.

8 See “FinCEN Marijuana Banking Update, Depository Institutions (by type) Providing Banking Services to Marijuana Related Businesses, Data (SARs filed through 31 March 2019),” available at https://www.fincen.gov/sites/default/files/shared/285053%202Q%20FY2019%20Marijuana%20Banking%20Update_Public_final.pdf

Notwithstanding the participation of the lending parties discussed above, the Company believes that the current need for available real estate acquisition and development funds within the industry far surpasses the total amount of available funds. Further, as noted above, that funding void is only expected to get bigger as the industry continues to grow. As a result, while the Company will inevitably face competition from larger, and better-funded, capital sources with respect to the making of its anticipated Loans, it does not anticipate that it will not have any material issue in identifying, and/or capitalizing on, suitable Loan opportunities. In fact, the Company believes that, because there are currently far more viable real estate projects within the legal cannabis industry than there are funding sources, the Company will be able to be extremely selective in the Loans it chooses to make, allowing the Company to ultimately make Loans only to what it believes to be the best, and most profitable, Loan opportunities.

In addition to the above, the Company strongly believes that the expertise and experience of its Board makes it uniquely suited to identifying, and capitalizing on, profitable Loan opportunities within the legal cannabis industry. The Company’s Board is made up primarily of real estate professionals who have a wide reach in real estate and finance and who have significant experience with structuring complex, real estate-based, financing solutions. In particular, several members of the Company’s Board founded CMS, the Company’s parent entity, which has been a leading innovator in creating structured, real estate-based, financing solutions for the legal cannabis industry in the U.S. since 2014. In fact, CMS was one of the first companies to provide real estate and financial consulting solutions to the cannabis-related agricultural industry.

From the federal to the local level, the production, cultivation, and retail sale of cannabis creates a challenging landscape for evaluating real estate acquisition/leasing opportunities, from both a legal and financial perspective. Our Board’s intimate knowledge of the legal, technical, zoning, and operational aspects of the current industry not only uniquely qualifies the Company to identify viable and suitable Loan opportunities, but also to support and nurture would-be landlords (i.e. Loan borrowers) looking to attract/retain cannabis operators/retailers of the highest caliber.

4.	Management; Employees; Dependence on Key Personnel:

The Company is, and will be, managed by the Board. In addition, from time to time, there may also be certain other Officers of the Company appointed to assist the Board in the day-to-day operations of the Company and/or the Business.

Except for the current members of the Board and the current Officers, the Company currently does not have any full-time, or part-time, employees. As a result, the operation and viability of the Company’s Business, at least in the foreseeable future, will be highly dependent on the continued presence and efforts of the Board members and the other Officers.

5.	Additional Funds:

As noted herein, the Company had authorized the issuance and sale of up to $3,000,000 worth of its PIAs to outside investors. It is the intent of the Company to ultimately apply the total proceeds from the sale of the PIAs toward the Blockchain Business and Loan Business in the same proportion as it intends to allocate the proceeds received from the Offering. That being said, the Company has only raised $230,000 from the sale of the PIAs to date and such amounts have been reserved by the Company for use primarily in connection with the development of the Framework and related Coin technology. The sale of the PIAs has concluded

6.	Special Considerations and Risks:

Although the Company will not be investing in, or otherwise providing equity capital to, companies that directly produce, process, or dispense cannabis, both of the Company’s intended lines of Business will involve providing funds and/or services to companies operating within the legal cannabis industry. While the Company fully intends to comply with all applicable federal and state controlled substance laws and regulations that affect, or otherwise apply to, the operation of its Business (including the making of Loans to companies that produce, process, and/or dispense cannabis), it will be operating in a regulatory gray area which will subject the Company to the risk that it will unintentionally violate one or more of such laws or regulations. Further, the penalties for violating the same can be extremely severe. As a result, any such violation by the Company, whether intentional or otherwise, could result in the Company being subject to material disciplinary action, ranging from simply being prohibited from engaging in one or both lines of its Business all the way to the Company being required to forfeit its assets (in whole or in part).

It should also be noted that the cryptocurrency industry is fast becoming a highly regulated industry, and that such regulations are also similarly in a state of flux as of the date of this Report. In Offering and selling its Coins (and its Tokens), and operating the Blockchain Business, the Company fully intends to comply with all applicable federal and state laws and regulations (including the Security Act and all other all applicable federal and state securities laws). However, given the continuously evolving nature of the cryptocurrency industry, it is inevitable that the current laws and regulations governing the use and sale of cryptocurrency/digital assets, and/or their application, will be subsequently modified or supplemented in ways that cannot be predicted by the Company. Such changes may result in the Company being forced to pay unbudgeted compliance costs or, in the worst case scenario, being prohibited from offering one or more of the Blockchain Business products entirely.

Generally speaking, the viability, and the expected profitability, of the Company’s Business (in particular the Blockchain Business) are based on the laws and regulations governing both the cryptocurrency and the legal cannabis industries as they currently exist, and such laws and regulations are subject to future change and/or repeal. Any future changes in such applicable laws or regulations may materially and adversely affect the viability and/or expected profitability of the Company’s Business (or any portion thereof). By way of specific example, both the Company’s Loan Business and its Blockchain Business seek to take advantage of the fact that the state of existing laws and regulations currently discourage banks from working with cannabis industry participants. If such laws were to materially change the need for, and attractiveness of, the Company’s products and services (in particular the use of the Coins to facilitate transactions), those products and services may be materially and adversely affected, as would the anticipated profitability of the Company’s Business.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the Company’s financial condition and results of operations for the fiscal years ended December 31, 2022 and 2021 should be read in conjunction with the Company’s consolidated audited financial statements and the notes thereto appearing elsewhere in this Report. In addition to historical financial information, the following discussion and analysis contains Forward-Looking Statements that involve risks, uncertainties, and assumptions. The Company’s actual results and/or timing may differ materially from those anticipated in these Forward-Looking Statements as a result of many factors, including those discussed elsewhere in this Report.

1.	Overview:

As of April 2023, 38 states, three territories and the District of Columbia allow the medical use of cannabis products. 22 states, two territories and the District of Columbia have enacted measures to regulate cannabis for adult non-medical use. The legal cannabis industry is now poised for a meteoric growth spurt but the current state of regulatory flux surrounding the industry has left industry participants facing significant growing pains. Growing pains which the Company believes it can help solve.

In the Board’s opinion there are two primary issues currently stifling growth within the legal cannabis industry; lack of readily available expansion funding and a heavy reliance on cash to facilitate transactions. Both of which stem primarily from banks being extremely reluctant to provide banking services and/or funding to cannabis industry participants due to fears of federal/state prosecution. However, the Board believes it has identified solutions to both of these issues.

With respect to the lack of available expansion funding, the Company’s solution is simple. It intends to offer Loans to suitable borrowers looking to acquire, redevelop and/or lease retail or other commercial real estate for use in the legal cannabis industry.62 As noted herein, the Board has significant experience in facilitating loans like the Loans to be made by the Company and believe that the Company is uniquely suited to identifying, and capitalizing on, profitable Loan opportunities within the legal cannabis industry. While the Loans to be made by the Company will not alone solve the expansion funding issues facing the growing legal cannabis industry, the Board believes the Company’s Loan Business will fill a significant current funding gap.

The industry’s current cash reliance issue on the other hand requires a much more unique solution. As the Board was exploring how to best solve this issue, the growing momentum of decentralized technologies (i.e. blockchain), and the related sale/use of cryptocurrencies (e.g. Bitcoin and Ethereum), caught their attention. With the use of blockchain and cryptocurrency the Board saw a tremendous opportunity; not only to end the industry’s strict reliance on cash as a means to facilitate transactions but also to significantly improve the bookkeeping, and regulatory oversight, of industry participants. The Board believes the CERES, patented, proprietary framework with its stablecoin as its centerpiece is a solution for issues not only in this industry but other underbanked industries as well. Highlights of the system:

•	CERES Coin is a security
•	Stable Value – CERES Coin system has ability to maintain a 1:1 value of CERES Coin to USD
•	100% Supply Chain Transparency - Cannabis example > Seed to Sale tracking. - all network transaction post to the CERES blockchain network available to all authorized users. Transparently capture the history of the product/service through the entire supply chain.
•	Increased Safety - Consumer safety and regulatory/compliance control industry standard (ex: cash).
•	Real Time Data Availability - Real time remittance of all taxes and fees while providing real time data and analytics to all interested and authorized users.
•	Multiple Industry Applications.

The Company’s Loan Business and its Blockchain Business have been specifically structured to help solve the above discussed primary issues facing the growing legal cannabis industry today. Further, the Board believes that, through the creation and sale of the Company’s Coins and Tokens, it has created a unique, industry-first, two-stage solution to answering those issues; establishing both a stable, transactional, form of cryptocurrency for facilitating industry transactions while at the same time allowing investors a vehicle to readily participate in the potential upside of this growing industry.

2.	Development Stage Company:

The Company was formed as a Delaware limited liability company in November of 2017. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company’s proposed and limited levels of operations are subject to all business risks associated with new enterprises. The likelihood of the Company’s success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of business operations, many of which are beyond the control of the Company and its management. Accordingly, there is a significant possibility that the Company could sustain one or more significant losses in the future, and there can be no assurances that the Company, and/or either of its lines of Business, will operate profitably.

3.	Current Operating Results:

Since its inception, the Company has devoted substantially all of its efforts to planning, research, and development related to the Framework (and the related Coin technology), and raising capital. Accordingly, the Company is considered to be in the development stage, since it is devoting substantially all of its efforts to establishing its Business, and planned principal operations have not yet commenced.

To date, the Company has not generated any revenues from Business operations (or otherwise) and lacks any material capital reserves. Further, since inception and through year end 2022, the Company has incurred expenses in excess of $750,000. These expenses relate primarily to the initial development of the Framework (and the related Coin technology) and professional fees incurred in connection with the Offering under Regulation A (and the PIA offering). The majority of the expenses were funded by related parties and accrued as due to those parties.  The Company used proceeds from the sale of PIAs to repay a portion of those amounts due as of December 31, 2022, with $491,157 of accrued expenses and cash advances from to related parties as of December 31, 2022. As a result, the Company is currently operating at a significant net loss, and a significant capital infusion is necessary in order to make the Business viable.

To meet its immediate and expected cash needs, the Company is attempting to raise money, both from the sale of its PIAs and an anticipated offering under Regulation A. To date, the Company has only raised a minimal amount from the sale of its PIA, and it believes that maximum aggregate amount from its anticipated Regulation A offering (the “Offering”) and the PIA sale will be required to fully implement its proposed Business plan. If the Company is unable to successfully raise the total amount of such funds (or any material portion of such funds) from the Offering and the PIA sale, it may need to find alternative funding sources. For instance, during 2020, the Company drew on its $500,000 unsecured revolving promissory note (discussed below under “Interest of Management and Others in Certain Transactions”) for the amount of $38,864. As of December 31, 2022, no balances were due on that note. That being said, should such an event occur, the Company does not have, and does not anticipate having, ready access to additional capital. In particular, it is not expected that any bank or other financial institutions will lend to the Company due to the nature of its indirect involvement in the cannabis industry. As a result, if the Company finds itself in a position where it needs additional cash and is unable to raise it, the Company will either have to suspend its operations until it can gain access to such funds or cease its operations entirely.

For the avoidance of doubt, as of the date hereof only a total of $230,000 worth of PIAs have been sold and are outstanding and the Company has concluded the sale of PIAs. As a result, until so realized such funds should not be viewed as an asset of the Company. Moreover, proceeds from PIA sales should not be counted on as a viable source of funding that would otherwise alter any of the discussions herein concerning the Company or its current financial position.

Further, while it is the intent of the Company to ultimately apply the total proceeds from the sale of the PIAs toward the Blockchain Business and Loan Business in the same proportion as it intends to allocate the proceeds received from the Offering, the aforementioned $230,000 received from the sale of the PIAs to date have been accounted for as liabilities and the proceeds thereon were used for payment of operating expenses by the Company, primarily in connection with the development of the Framework and related Coin technology.

4.	Current Liquidity and Capital Resources:

The Company’s financial statements (and other financial information provided herein) have been prepared assuming that the Company will continue as a going concern, which necessarily contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the Company’s Business. The Company's ability to continue as a going concern is also contingent upon its ability to raise capital. The Company has incurred significant expenses since its inception, without having generated any revenues from business operations during such period. As a result, a significant capital infusion is needed to fund future capital expenditure and operating expenses to make the Company viable. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

In the Board’s opinion, the Company’s current cash position is insufficient to maintain its current operations for more than twelve consecutive months from the date hereof. In connection with the Offering the Company would attempt to raise a maximum of $75,000,000 and hopes to actually receive the bulk of such desired funds. If the Company is successful in raising at least half of the total funds it is seeking in connection with the Offering, the Board believes such amounts will be sufficient to fund its operations, and the operations of its Business, for at least the next forty-two months. However, there can be no assurance that the Company will be able to raise such funds. Further, the Board’s long-run plan of operations for the Business is based, and relies heavily, on the Company receiving the bulk of the anticipated Offering funds. Additionally, all of the other projected financial statements and other information made a part hereof have been presented assuming that the Offering has been fully subscribed and sold.

Based on the above factors, the Company is highly dependent upon the success of this Offering. If the Company fails to receive the desired amount of funds (or any material portion of such funds), the Company does not have, and does not anticipate having ready access to, additional capital. As the Company has no such arrangements or plans currently in effect, any material inability of the Company to raise at least half of the total desired Offering funds will have a severe, and adverse, impact on its ability to remain a viable company. Further, to the extent the Company would actually be able to secure outside financing in the event that the Offering is not fully sold, because the Company is currently in its development stage with limited operations to date, it would most likely have to pay an above market interest rate/rate of return in exchange for such financing. This would result in the Company incurring significant additional costs that are not otherwise reflected in the financial statements (or other financial information) provided herein and would materially, and adversely, affect the expected profitability of the Business (and the resultant potential value of an investment in a Security). In fact, in the Board’s opinion it would not be advantageous, or otherwise profitable, to engage in the Loan Business if the Company were required to obtain such high cost outside financing to fund the subject Loans. As a result, if the Company is unable to raise the desired amount of funds from the Offering, it would be required to significantly scale back its anticipated Loan Business or cease the operation its Loan Business altogether.

Notwithstanding the above, as discussed herein the Company has commenced, separate from the Offering, a private sale of up to $3,000,000 worth of its PIAs. The Company has only raised a minimal amount from such sales as of the date of this Report. Further there is no guarantee that the Company will be able to ultimately raise such funds (or any material portion thereof) and, until so realized, should not be viewed as an asset of the Company. Nor should such PIA sales be counted on as a viable source of additional funding that would otherwise alter any of the above discussions concerning the Company or its current financial position.

5.	Capital Expenditures:

As of the date of this Offering Circular, the Company has not made any material capital expenditures. Further, except to the extent required, or otherwise desirable, in connection with the operation, development, or maintenance of the Framework, the Company does not anticipate making any material capital expenditures over the next forty-two months.

6.	Off-Balance Sheet Arrangements:

As of the date of this Offering Circular, the Company does not have any off-balance sheet arrangements.

7.	Plan of Operations:

The Company’s primary, high level, objectives, for the next twelve months will be simultaneously:

☐	further developing the Framework (and related POS and Coin technology) and targeting/marketing to/securing dispensaries and other industry participants with respect to the use of the same; and

☐	Look to partner with vertically integrated multi state operator to implement the Company’s blockchain transaction network.

If the Company is successful in raising at least half of the total funds it is seeking in connection with the Offering, the Board believes the Company will adequately be able to support its Business operations, on a scaled-back basis, for at least the next forty-two months. However, the Board estimates that it will need to sell at least 90% of the total Offering amount in order to stay on track with its current plan of operations for the Business and, if such funds are not so raised, the Company will probably seek additional funding (most likely through the sale of additional Tokens) within the next eighteen to twenty-four months. Further, even if the full amount of the Offering is sold, the Company intends to aggressively expand its Business (in particular with respect to the Loan Business) and may look to conduct another offering of securities, or otherwise seek additional funding, within the next eighteen to twenty-four months.

It should also be noted again that the Company believes that it will need to raise at least half of the total desired Offering proceeds in order to make its anticipated Business viable, or create a partnership with a vertically integrated multi state operator. Any material inability of the Company to raise at least half of the total desired Offering proceeds or create a partnership will require the Company to significantly scale back its anticipated Business operations (particularly with respect to the amount of Loans to be made by the Company) and/or cease one or more of its proposed Business operations altogether.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

1.	Board of Managers; Executive Officers:

Pursuant to that certain Operating Agreement of the Company (as amended from time to time, the “Operating Agreement”), a board of managers (the “Board”) has been established to govern the Business and affairs of the Company. The Board is currently made up of four natural persons as identified below. Except to the extent delegated by the Board from time to time, all material decisions concerning the Company and/or its Business will require the affirmative vote of a majority of the Board members; provided that, in the event of any deadlock between the Board members, the vote of Charlie Uchill (to the extent then a Board member) will be deemed to be the deciding vote.

Pursuant to the Operating Agreement the Board has appointed certain executive officers of the Company (individually and collectively, the “Officers”), and may from time to time appoint additional Officers, to assist the Board in the day to day operations of the Company and the Business; including a Chief Executive Officer (“CEO”), a Chief Operating Officer (“COO”), a Chief Technical Officer (“CTO”), a Chief Financial Officer (“CFO”) and a Secretary. Further, pursuant to the Operating Agreement the foregoing Officers have the following general powers and duties unless otherwise modified from time to time by the Board:

☐	Chief Executive Officer. The CEO will be the chief executive officer of the Company and, subject to the direction and control of the Board, will be in charge of, and will oversee, the business and affairs of the Company (including the Business). In general, and unless otherwise modified from time to time by the Board, the CEO will have all the general powers and duties of supervision and management usually vested in the “chief executive officer” (or the like) of a public company. The CEO will also have all such other powers, and perform all such other duties, as may be assigned to him/her from time to time by the Board.

☐	Chief Operating Officer. The COO, subject to the direction and control of the Board and the CEO, will be in charge of, and will oversee, the day-to-day operations and affairs of the Company (including the day-to-day operation of the Business). In general, and unless otherwise modified from time to time by the Board, the COO will have all the general powers and duties of supervision and management usually vested in the “chief operating officer” (or the like) of a public company. The COO will also have all such other powers, and perform all such other duties, as may be assigned to him/her from time to time by the CEO and/or the Board. Without limiting the generality of the foregoing, the COO will render such assistance to the CEO in the discharge of his/her duties as the CEO may direct from time to time; including (at the direction of the Board and/or the CEO) performing one or more of the duties of the CEO in his/her absence.

☐	Chief Financial Officer. The CFO, subject to the direction and control of the Board and the CEO, will oversee all financial and accounting matters concerning the Company and its business (including all financial and accounting matters concerning the Loan Business). In general, and unless otherwise modified from time to time by the Board, the CFO will have all the general powers and duties of supervision and management usually vested in the “chief technology officer” and the “treasurer” (or the like) of a public company. The CFO will also have all such other powers, and perform all such other duties, as may be assigned to him/her from time to time by the CEO and/or the Board. Without limiting the generality of the foregoing, the CFO will: (i) have charge and custody (individually or jointly with another Officer) of all funds and securities of the Company; (ii) maintain (or cause to be maintained) adequate books of account for the Company; and (iii) disburse (or cause to be disbursed) funds of the Company as directed or otherwise authorized by the Board and/or CEO from time to time.

☐	Chief Technology Officer. The CTO, subject to the direction and control of the Board and the CEO, will be in charge of, and will oversee, the operation, maintenance and consistency of the technological infrastructure of the Company and its business (including all matters related to the operation, maintenance and consistency of the technological infrastructure of the Blockchain Business). In general, and unless otherwise modified from time to time by the Board, the CTO will have all the general powers and duties of supervision and management usually vested in the “chief technology officer” (or the like) of a public company. The CTO will also have all such other powers, and perform all such other duties, as may be assigned to him/her from time to time by the CEO and/or the Board.

Each Board member and Officer will be a natural person and, once appointed, will hold their respective position until the earlier of his/her resignation or removal the date their successor has been duly elected and qualified (in each case as provided in the Operating Agreement). It should also be noted that one or more positions may be held by the same person. As of the date of this Offering Circular, the members of the Board and Officers of the Company are as follows:

Name:	Position:	Age:	Term of Office; Date of Appointment:	Approximate Hours Per Week:
Greg Anderson	Board member, CEO and CFO	53	Indefinite; Appointed 12/1/17	Full Time (40+)
Charlie Uchill	Board member and COO	55	Indefinite; Appointed 12/1/17	Full Time (40+)
Larry Uchill	Board member and Secretary	75	Indefinite; Appointed 12/1/17	Part Time (40+)

GREG ANDERSON - Board Member, CEO and CFO

Greg was a successful real estate builder and developer in Texas for more than 20 years, and has completed over $100 Million in real estate transactions across Central and Southeast Texas. Experienced in all facets of transactional real estate including acquisition, disposition, and management, Greg’s background provides the motivation and experience to properly evaluate and understand the financial underwriting of successful real estate ventures. Additionally, as a serial entrepreneur, he has had multiple successful exits in various real estate companies.

In late 2014 Greg (together with Charlie Uchill) identified a serious lack of available real estate funding options for those operating in the legal cannabis industry. As a result Greg co-founded CoolMellon, LLC to help provide real estate backed/focused mezzanine lending solutions for cannabis industry participants. In seeing that access to loan funding was only a small part of the financial issues plaguing the legal cannabis industry, Greg (together with Charlie Uchill), decided to expand their focus and established the Company to help solve such issues.

With his vast real estate/lending skills and experience, in particular with respect to the legal cannabis industry, Greg is uniquely suited to act as CEO of, and help lead the, Company in connection with developing and growing its anticipated Business.

Select Experience:

Sept. 2014 – Present

CoolMellon, LLC (Austin, TX)

Co-Founder

☐     Developed blockchain based investment platform linking accredited and institutional investors with real estate and alternative investment providers

☐     Recognized by The Bunker Entrepreneurial program in second cohort

Aug. 2004 – Dec. 2016

Stonewood Homes, Ltd. (Austin, TX)

Founder and President

☐     Founded custom home building company operating in the Greater Austin area

☐     Created over $214 million in sales with a net profit margin of 22%

☐     Designated as Southern Living Custom Builder, one of 90 builders nationwide

☐     Invited to 2010 Home Builders Association of Greater Austin Parade of Homes, one of only 6 builders in area. First home to sell in show

☐     Directed daily operations of over 50 individuals and subcontractors with average of $400,000 monthly operating budget

☐     Controlled financials, balance sheets and profit/loss for daily operations

Charlie Uchill - Board Member and COO

Charlie is the Co-Founder of CoolMellon, LLC and a graduate of the United States Military Academy. Upon graduating the academy Charlie went on to serve in the US Special Operations Command with the elite 75th Ranger Regiment. Following his service to the country, he spent the next 20+ years in the alternative investment industry; both as a portfolio manager and institutional investment consultant. Charlie has strong strategic and critical thinking skills, great investment sense, a high degree of investment acumen and a demonstrated ability to partner effectively across different businesses and functional areas. These skills coupled with his expertise in structuring and modeling complex financial instruments (particularly within the legal cannabis industry) has been crucial in forming the Company and in identifying the Business opportunities discussed herein.

Select Experience:

Sept. 2014 – Present

CoolMellon, LLC (Austin, TX)

Co-Founder

☐     Developed blockchain based investment platform linking accredited and institutional investors with real estate and alternative investment providers

☐      Recognized by The Bunker Entrepreneurial program in second cohort

Feb. 2011 – Sept. 2014

NCO (Chicago, IL)

Institutional Investment Consultant

☐     Responsible for increasing due diligence revenues from institutional investors globally with a focus on consultants, corporate and public pension funds, endowments, foundations, insurance companies, family offices and fund of funds.

☐      Increased due diligence revenues from institutional investors 125% year over year

☐     Key relationships include: One Equity Partners, JP Morgan Alternative Asset Management, Merrill Lynch, New Mexico Education Retirement Board, Northern Trust, Aksia and many others

☐      Developed successful due diligence reports reviewing independent directors.

Larry Uchill - Board Member and Secretary

As a real estate and capital markets lawyer with 40 years of experience, Larry’s practice has focused on real estate, alternative energy and structured finance, with particular expertise in mezzanine financing. His experience spans a broad range of commercial real estate asset classes located throughout the United States and around the world.

Larry was selected as a Board member given his broad, and often deep, expertise in multiple legal areas which affect, or potentially will affect, the Company’s proposed Business. We believe his legal expertise and experience will lend considerable strength to the Company’s Board and will help the Company to better navigate the complex legal considerations which will inevitably need to be address in connection with the operation of the Business.

Select Experience:

May 2013 – Present

Uchill Law, PLLC (Boston, MA)

Founder and Principal

☐     Represented developers in connection with acquisition, development, joint venture formation and financings for major urban mixed-use commercial real estate projects and originated complex mortgage loans for a major investment bank

☐     Represented clients in other complex real estate/financing matters including: complex mortgage financings; acquisitions and dispositions; joint venture formation and raising capital; sale leasebacks and credit tenant lease financings; and alternative energy financings, development transactions (involving private sector and governmental parties)

☐     Named a top real estate lawyer by The Best Lawyers in America since 1995, frequently listed as a Massachusetts Super Lawyer, and recognized by Who’s Who Directories as a Top Lawyer in North America

Sept. 1996 – Present

Boston University (Boston, MA)

Adjunct Law Professor

☐     Teaches a Securitization and Structured Finance course

☐     Teaches a course which simulates the acquisition of urban real estate for the development of an urban mixed-use project

☐     Authored the Second Edition of “Anatomy of a Mortgage – Understanding and Negotiating Commercial Real Estate Loans,” published by ABA Book Publishing

☐     Authored Chapter 9 – “Rating of Asset-Backed and Mortgage Backed Securities,” Securitization Asset-Backed and Mortgage-Backed Securities, published by Lexis Publishing.

Sean McNamara, who served as the Company’s CTO and was a board member, passed away suddenly in April 2023.

2.	Advisory Board:

In addition to the above-named individuals, the Company has established a board of advisors (individually and collectively, the “Advisory Board”) with respect to the proposed Business of the Company.

For the avoidance of doubt, the Board will have the right (at any time and for any reason) to select, remove and replace any/all members of the Advisory Board. Further, the Advisory Board will serve in an advisory capacity only and, unless otherwise properly delegated by the Board from time to time, no member of the Advisory Board will have any decision making authority or power to bind the Company in any way.

3.	Family Relationships:

Larry Uchill is Charlie Uchill’s uncle and blood relative. There are no other family relationships between any Board member, executive officer, or significant employee of the Company.

4.	No Other Significant Employees:

Except for the above-named Board members and Officers, the Company currently does not have any full-time, or part-time, employees.

5.	No Involvement in Legal Proceedings:

As of the date of this Report, none of the Company’s Board members or Officers has been the subject of any:

☐	criminal proceeding, or is otherwise named as a defendant in a pending criminal proceeding (excluding traffic violations and other minor offenses);

☐	petition under and federal or state bankruptcy or insolvency law (whether voluntarily filed or otherwise) or has otherwise had a receiver, fiscal agent, or similar officer appointed by a court for such person’s business or property (or any partnership in which they were general partner at and/or any corporation or business association of which they were an executive officer) within the last two (2) years;

☐	entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction that permanently or temporarily enjoined, barred, suspended, or otherwise limited such person’s involvement in any type of business, securities, commodities, or banking activities;

☐	finding or judgment by a court of competent jurisdiction, the SEC, the Commodity Futures Trading Commission (CFTC), or any other federal or state regulator, related to a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended, or vacated; and/or

☐	entry of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited such person’s involvement in any type of business or securities activities.

6.	Compensation of Officers and Directors:

As of the fiscal year ended December 31, 2022, the Company did not have any significant assets and did not provide any compensation (cash or otherwise) to its then-existing executive officers.

As of the date of this Report, the planned compensation to be provided by the Company to its executive officers should the Company have the cash to support the compensation includes, annually:

Name:	Capacity In Which Compensation Was/Is To Be Received:	Cash Compensation:	Other Compensation:	Total Compensation:[10]
Greg Anderson	Board member	$180,000/yr.	2,000,000 Option Tokens	$120,000/yr.

Charlie Uchill	Board member, Chief Operating Officer (COO) and President	$180,000/yr.	2,000,000 Option Tokens	$120,000/yr.

Larry Uchill	Board member and Secretary	$3,000/mo.	100,000 Option Tokens	$3,000/mo.

In addition to the above amounts, the Company reimburses its Officers and Board members for reasonable expenses incurred during the course of their performance.

10 The Company believes that it is impracticable to determine the cash value of the above identified Option Tokens as of the date of this Offering Circular, primarily due to the fact that: (i) any Option Tokens to be actually issued to the above named individuals (or to which they might actually have the right to acquire) are, and will be, expressly subject to the completion of certain respective conditions precedent as noted above which have not yet been completed, or even commenced, as of the date of this Offering Circular; and (ii) the value of the Tokens (including the Option Tokens) will be materially affected by whether/when the Offering Statement has been fully qualified by the SEC. As a result, no additional cash value with respect to the above identified Option Tokens was included in determining the “Total Compensation” granted to the respective persons identified above.

While the breakdown above represents the current best estimations of the Company and its Board with respect to the expected compensation to be paid to the above-named individuals during the current fiscal year, the Company reserves the right to modify such compensation amounts (or any portion thereof) as, when, and how it deems necessary to further the Business of the Company and/or when in the best interest of the Company (as determined by the Board).

As of the date of this Report, the Company does not presently have employment agreements with any of the above individuals.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of the date of this Report: (i) the only class of securities (voting or otherwise) of the Company which are issued and outstanding are “Common Units,” of which there are 500 total Common Units outstanding; and (ii) the direct and indirect equity holders of the Company are as follows:

The following table sets forth, as of the date of this Report, the beneficial ownership of all of the Company’s outstanding equity securities by: (i) all executive officers and Board members, as a group; (ii) each executive officer or Board member who beneficially owns more than 10% of the Company’s voting securities; and (iii) any other security holder known to be the beneficially owner of more than 10% of the Company’s voting securities. Each person has sole voting and investment power with respect to the respective securities shown below, and all ownership is of record and beneficial.

Title of Class:	Name and Address of Beneficial Owner:	Amount and Nature of Beneficial Ownership:	Amount and Nature of Beneficial Ownership Acquirable:	Percent of Class:
Common Units	Charlie Uchill and Greg Anderson c/o CM Solutions LLC 39W462 Baert Lane, St. Charles, Illinois 60175	500*	N/A	100%
All executive officers and Board members:		500	N/A	100%

* Represents the 500 Common Units of the Company held by CM Solutions LLC, which is primarily (i.e. 84.35%) owned by CoolMellon, LLC, a Texas limited liability company, which is owned equally (i.e. 50% each) by Charlie Uchill and Greg Anderson.

Beneficial ownership was determined in accordance with Rule 13d-3 under the Exchange Act, and generally includes voting power and/or investment power with respect to the securities held.

For the avoidance of doubt, the Company’s sole equity holder is, and after the Offering will remain, CM SOLUTIONS LLC, a Delaware limited liability company (“CMS”). CMS is primarily owned by CoolMellon LLC, which is owned solely by Charlie Uchill and Greg Anderson. As a result, Charlie Uchill and Greg Anderson solely control, and will continue to solely control, the Company’s operations, management, and business affairs and will have the sole ability to control all matters submitted to the equity holders of the Company for approval, including:

☐	The election and/or removal of Board members;

☐	The amendment of the Company’s organizational documents;

☐	The merger or consolidation of the Company with, or into, any other entity; and

☐	The sale of all, or substantially all, of the assets of the Company.

In addition to the above, it should also be noted that, as of the date hereof, the following Board members, Officers, and/or other persons have each been granted the following Existing Options to purchase the respective number of Tokens (of the same type as those made a part of the Offering) subject to the completion of certain respective conditions precedent. Such conditions precedent are specified in the respective Existing Option agreement, and the satisfaction of such conditions precedent is subject to the final approval of the Board, in its discretion.

Name	# of Tokens:	Option Issue Date:	Exercise Price:	Expiration Date:

Greg Anderson	2,000,000	1/1/2019	$.01/Token	1/1/202
Charlie Uchill	2,000,000	1/1/2019	$.01/Token	1/1/2024
Sean McNamara	1,000,000	1/1/2019	$.01/Token	1/1/2024
Larry Uchill	212,500	1/1/2019	$.01/Token	1/1/2024
Matt Seal	625,000	8/1/2019	$.01/Token	1/1/2024
Cody Coe	62,500	8/1/2019	$.01/Token	1/1/2024
Matt Gressens	62,500	8/1/2019	$.01/Token	1/1/2024
Will Brown	62,500	8/1/2019	$.01/Token	1/1/2024
Jeff Vandeveer	2,000	8/1/2019	$.01/Token	1/1/2024
Three Chopt Enterprises	100,000	8/1/2020	$.01/Token	1/1/2024
Chris Waters	50,000	8/1/2020	$.01/Token	1/1/2024

TOTAL:	6,114,500

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

1. Advances from Related Parties

During the year ended December 31, 2022, the Company paid $5,665 to CM Solutions LLC and received cash advances from CM Solutions LLC of $55,135. Ceres Coin LLC also paid $1,556 in vendor invoices on behalf of CM Solutions. Ceres Coin LLC then invoiced CM Solutions for these payments, resulting in an offset to charges to Ceres Coin’s net income and recognition of accounts receivable from CM Solutions LLC.

During the year ended December 31, 2022, the Company paid $2,178 to Cool Mellon LLC and received cash advances from Cool Mellon LLC of $28,000. Ceres Coin LLC also paid $954 in vendor invoices on behalf of Cool Mellon LLC. Ceres Coin LLC then invoiced Cool Mellon for these payments, resulting in an offset to charges to Ceres Coin’s net income and recognition of accounts receivable from Cool Mellon LLC.

At December 31, 2022, Ceres Coin LLC owed CM Solutions LLC $256,163 and owed $235,024 to CoolMellon LLC.

During the year ended December 31, 2021, the Company paid $2,282 to CM Solutions LLC and received cash advances from CM Solutions LLC of $38,141. CM Solutions LLC also paid $59,384 in vendor invoices on behalf of Ceres Coin. CM Solutions LLC then invoiced Ceres Coin for these payments, resulting in charges to Ceres Coin net income and recognition of accounts payable / accrued expenses due to CM Solutions LLC.

During the year ended December 31, 2021, the Company paid $36,007 to CoolMellon LLC and received cash advances from CoolMellon LLC of $285,000. CoolMellon LLC also paid $20,161 in vendor invoices on behalf of Ceres Coin. CoolMellon LLC then invoiced Ceres Coin for these payments, resulting in charges to Ceres Coin net income and recognition of accounts payable / accrued expenses due to CoolMellon LLC.

At December 31, 2021, Ceres Coin LLC owed CM Solutions LLC $208,249 and owed $210,155 to CoolMellon LLC.

ly.

2. Promissory Note

On January 1, 2019 the company signed an unsecured revolving promissory note with CM Solutions, LLC, the company’s sole owner, to cover up to $500,000 at an interest rate of 5.00% per annum. The note matured at the earlier of (a) December 31, 2020 or (b) the closing date of a Qualified Financing event. The note was renewed on January 1, 2021 and expired December 31, 2021. The note was again renewed on January 1, 2022 and expired December 31, 2022. As of December 31, 2022 and 2021, no balances were outstanding under the unsecured revolving promissory note.

Except for the transactions discussed above, since the Company’s inception there have been no other transactions, or proposed transactions, which have materially affected (or which will materially affect) the Company in which any Board member, executive officer, or beneficial holder of more than 10% of the outstanding voting equity securities of the Company (or any of their respective relatives, spouses, associates or affiliates) has had, or otherwise will have, any direct or material indirect interest. However, the Company does not have (or expect to have) any policy prohibiting the Company from entering into transactions with affiliated parties and may, from time to time, do business with one or more entities owned by (or otherwise affiliated with and/or under the direct or indirect control of) one or more such affiliated parties, provided such agreements reflect commercially reasonable terms. Without limiting the generality of the foregoing, as noted herein, the Company intends to make its Loans through one or more Loan Subs and will be entitled to retain a percentage of the Loan Net Income (if any) generated by such Loan Subs.

ITEM 6. OTHER INFORMATION

The Company is not aware of any other events not otherwise stated which would be required to be reported on the Form 1-U.

ITEM 7. FINANCIAL STATEMENTS

CERES Coin LLC

Financial Statements

For the Year Ended December 31, 2022 and December 31, 2021

(Audited)

Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Sole Member

CERES Coin LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of CERES Coin LLC, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, member’s deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of CERES Coin LLC as of December 31, 2022 and 2021,  and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CERES Coin LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses since inception without having generated any revenues and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CERES Coin LLC’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•     Exercise professional judgment and maintain professional skepticism throughout the audit.

•     Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•     Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CERES Coin LLC’s internal control. Accordingly, no such opinion is expressed.

•     Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•     Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CERES Coin LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

October 3, 2023

Balance Sheets

December 31, 2022 and December 31, 2021

	12/31/2022	12/31/2021

ASSETS
Current Assets
Cash	$9,688	$13,418
Total Current Assets	$9,688	$13,418
Total Assets	$9,688	$13,418

LIABILITIES
Current Liabilities
Accounts Payable	$23,531	$59,701
Accrued expenses due to Related Parties (Note 3)	491,157	418,373
Tokens Outstanding	25,000	-
Private Investment Agreements	230,000	230,000
Total Current Liabilities	$769,688	$708,074
TOTAL Liabilities	$769,688	708,074

MEMBER'S DEFICIT
Total Member's Deficit	$(760,000)	$(694,656)

TOTAL LIABILITIES & MEMBER'S DEFICIT	$9,688	$13,418

Statement of Operations

Years Ended December 31, 2022 and December 31, 2021

	12/31/2022	12/31/2021
REVENUES
TOTAL REVENUES	$-	$-

OPERATING EXPENSES
General and Administrative, related party (Note 3)	42,446	155,270
Research and Development (Note 6)	22,898	255,733
TOTAL OPERATING EXPENSES	$65,344	$411,003

OPERATING LOSS	$(65,344)	$(411,003)

NET LOSS	$(65,344)	$(411,003)

Statements of Members Deficit

Years Ended December 31, 2022 and December 31, 2021

Balance at December 31, 2020	$(283,653)

Net Loss	(411,003)
Balance at December 31, 2021	(694,656)

Net Loss	(65,344)
Balance at December 31, 2022	$(760,000)

Statements of Cash Flows

Years Ended December 31, 2022 and December 31, 2021

	12/31/2022	12/31/2021

Cash flows from operating activities
Net Loss	$(65,344)	$(411,003)
Adjustments to reconcile net loss to net
cash provided by (used in) operating activities
Changes in operating liabilities
Increase (Decrease ) in Accounts Payable	(36,170)	59,701
Increase in Accrued expenses due to Related Parties (Note 3)	72,784	362,597

Net cash provided by (used in) operating activites	$(28,730)	$11,295

Cash flows from investing activities	$-	$-

Cash flows from financing activities
Token Sale	$25,000
Net cash provided by financing activities	$25,000	$-

Net increase (decrease) in cash	$(3,730)	$11,295
Cash at beginning of year	13,418	2,123
Cash at end of year	$9,688	$13,418

Cash Paid for Interest	$517	$241

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

1. BACKGROUND AND DESCRIPTION OF BUSINESS

CERES Coin LLC (the Company) was incorporated on November 13, 2017 in the state of Delaware as a limited liability corporation. The Company is a single member, manager managed, Limited Liability Company. The term of the Company is perpetual.

The Company has headquarters in Chicago, IL. The Company’s first line of business will provide loans to businesses primarily in the legal cannabis industry. Through single purpose entities, the Company anticipates making mid-term (i.e. 3-7 yr.), asset backed (primarily real estate backed), interest-bearing loans to cannabis growers, producers and retailers as well as landlord’s seeking to develop and lease property to such persons. Further, while the Company may lend to such borrowers for any working capital purposes, it is intended that the Company will initially focus on making loans for the purpose of funding the initial acquisition/leasing/build-out costs related to grow-house/cultivation/production facilities.

The Company’s second line of business will be the implementation of a blockchain based transaction framework, and related form of cryptocurrency, designed to facilitate transactions related to, and to ease regulatory verification of, the growth, processing and sale of cannabis in the states/territories in which such sale is legal. Specifically, the Company believes that the use of the blockchain based framework will alleviate the highly fragmented cannabis market by both: (a) establishing a common transaction system and a common form of payment, which industry providers and purchasers can use to facilitate transactions, and (b) creating an immutable ledger of industry transactions which will ease transaction verification by regulators. In addition, the Company anticipates that the framework will allow for the creation and utilization of smart contract solutions between parties (e.g. growers, retailers, customers, etc.) which will permit the automatic recording and facilitating the exchange of goods, services, and private data. The Company anticipates earning a transaction fee each time the crypto currency is used in a transaction where goods or services are exchanged.

As of the date of these financial statements, the Company has not yet commenced principal operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for Presentation: The accounting records and the accompanying financial statements have been maintained and prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are in full compliance with such standards.

Going Concern: The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which necessarily contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the Company’s activities. The Company's ability to continue as a going concern is also contingent upon its ability to raise capital. The Company has incurred significant expenses since its inception, much of which remains unpaid, without having generated any revenues from business operations during such period. As a result, a significant capital infusion is necessary to pay such expenses and to make the Company viable. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. It should also be noted that the financial statements provided herein do not include any adjustment(s) that might be necessary should the Company be unable to continue as a going concern.

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company’s cash balances at financial institutions may exceed Federal Insurance Corporation limits at times. Management does not believe this presents a significant risk to the Company.

Revenue Recognition: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, provides more useful information to users of the financial statements through improved disclosure requirements, and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The Company’s revenues that come from interest income on loans are outside the scope of ASC 606. The Company’s services that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include transaction fees from the use of CERES Coins. As the Company has not generated revenues to date, the adoption of this ASU does not have an impact on our financial statements.

Upon generation of revenues, the Company intends to account for its revenues and expenses as follows, by product line:

•	Coin transaction fees: the Company intends to account for 100% of coin transaction fees generated from the exchange of Coins through the network as revenue. After deducting operating expenses related to this product line, 20% of the net coin transaction fees will be paid to the Token holders. The remaining 80% of net coin transaction fees will be split between Ceres Coin LLC and the coin holders per formulae specified in the coin rights agreement. Distributed net coin transaction fee revenue to both Token holders and coin holders will be accounted for as interest expense.
•	Interest income on loans: the Company intends to account for 100% of loan interest income as revenue. After deducting operating expenses related to this product line, 80% of the net loan interest income will be paid to the Token holders. The remaining 20% of net loan interest income will be retained by Ceres Coin LLC. Distributed net loan interest income to Token holders will be accounted for as interest expense.

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

Income Taxes: The Company is a single member Limited Liability Company and is treated as a disregarded entity for federal tax purposes. Accordingly, the member is taxed individually on the Company’s income or losses. Therefore, the financial statements do not reflect a provision for income taxes. The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company has determined that tax years 2019 through 2022 are subject to examination by the Internal Revenue Service.

Cryptocurrency: The Company’s blockchain based framework establishes two cryptocurrencies, CERES Coins and CERES Tokens. Coins and tokens have been coded but as of December 31, 2021 none have been issued. As of December 31, 2022, 25,000 tokens had been issued; no coins have been issued as of that same date.

When a purchaser buys a CERES Coin, the Company anticipates collecting a transaction fee from the proceeds and placing the remaining proceeds in an escrow account which is treated as a liability by the Company until the coins are redeemed by the purchaser at which point the proceeds, less transaction fees, will be returned to the purchaser. Other than the exchange of CERES Coins for proceeds held in escrow, the purchasers of CERES Coins have no additional rights or obligations from the Company.

When a purchaser buys a CERES Token, the Company anticipates using the proceeds to issue loans to third parties and to build out the blockchain framework.

The rights of the Token holders will be expressly limited to the specific distribution and voting rights discussed in the Offering Circular and Token Rights Agreements. Without limiting the generality of the foregoing, it should be noted that the holders of the Token will NOT have, or otherwise be entitled to: 1) any “preemptive rights,” “drag-along rights,” “tag-along rights,” or similar rights which the holders of other equity interests of the Company may now or hereafter have; and/or 2) except to the limited extent noted below, any vote (or any other say) on any matter regarding the Company or its Business.

In terms of voting rights, the Token holders will only have the right to vote on Major Loan Actions (as defined in the Token Rights Agreements) and to approve/disapprove certain amendments to the Token Rights Agreement. Except for the foregoing, a Token holder will not be entitled to any vote (or any other say) on any matter regarding the Company or its Business.

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

In terms of distribution rights The holders of the Tokens, as a group, will be entitled to receive:   1) eighty percent (80%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Loan Business in perpetuity; and 2) twenty percent (20%) of the total net revenues (if any) actually received by the Company (whether directly or indirectly) from the Blockchain Business in perpetuity.  Such amounts payable to the holders of the Tokens pursuant to the foregoing will be promptly paid, annually, in cash, to the respective Token holders to the extent of positive net revenues actually received by the Company (whether directly or indirectly) from the Loan Business and the Blockchain Business, as applicable; and distributed to and among the respective Token holders pari-passu and pro-rata.

In the event of a Liquidation of the Blockchain Business and/or the Loan Business which occurs after the first sale of a Token, the then holders of the Tokens, as a group, will be entitled to receive a certain portion of the net proceeds received by the Company in connection with the same.

Proceeds from the sale of tokens are treated as other liabilities, as ownership of a token does not represent a claim on the net equity of the Company and so therefore is not appropriate for equity treatment.

New Accounting Pronouncements: Due to the Company’s limited activity the Company expects that any accounting pronouncements, either in the adoption phase or not yet required to be adopted, are not likely to have a significant impact on the Company’s financial position or results of operations.

3. RELATED PARTIES

During the year ended December 31, 2022, the Company paid $5,665 to CM Solutions LLC and received cash advances from CM Solutions LLC of $55,135. Included in the $5,665 amount is $5,500 of payments to a manager of Ceres Coin LLC. Ceres Coin LLC also paid $1,556 in vendor invoices on behalf of CM Solutions. Ceres Coin LLC then invoiced CM Solutions for these payments, resulting in an offset to charges to Ceres Coin’s net income and recognition of accounts receivable from CM Solutions LLC.

During the year ended December 31, 2022, the Company paid $2,178 to Cool Mellon LLC and received cash advances from Cool Mellon LLC of $28,000. Ceres Coin LLC also paid $954 in vendor invoices on behalf of Cool Mellon LLC. Ceres Coin LLC then invoiced Cool Mellon for these payments, resulting in an offset to charges to Ceres Coin’s net income and recognition of accounts receivable from Cool Mellon LLC.

At December 31, 2022, Ceres Coin LLC owed CM Solutions LLC $256,163 and owed $235,024 to CoolMellon LLC.

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

During the year ended December 31, 2021, the Company paid $2,282 to CM Solutions LLC and received cash advances from CM Solutions LLC of $38,141. CM Solutions LLC also paid $59,384 in vendor invoices on behalf of Ceres Coin. CM Solutions LLC then invoiced Ceres Coin for these payments, resulting in charges to Ceres Coin net income and recognition of accounts payable / accrued expenses due to CM Solutions LLC.

During the year ended December 31, 2021, the Company paid $36,007 to CoolMellon LLC and received cash advances from CoolMellon LLC of $285,000. Included in the $36,007 amount is $5,000 of payments to a manager of Ceres Coin LLC. CoolMellon LLC also paid $20,161 in vendor invoices on behalf of Ceres Coin. CoolMellon LLC then invoiced Ceres Coin for these payments, resulting in charges to Ceres Coin net income and recognition of accounts payable / accrued expenses due to CoolMellon LLC.

At December 31, 2021, Ceres Coin LLC owed CM Solutions LLC $208,249 and owed $210,155 to CoolMellon LLC.

4. Private Investment Agreements / Related-Party Transaction

In February 2018, the Company authorized the issuance and sale of up to $20,000,000 worth of Private Investment Agreements (PIA) to accredited investors. The PIA’s are unsecured and noninterest bearing. Proceeds from the PIA’s are to be used to issue loans to third parties. The PIA investors, as a group, will be entitled to receive 80% of the proceeds, net of repayment of principal (PIA loan net income), generated by the loans. The amounts due to the PIA investors from loan net income will be recorded as liabilities and will be distributed semi-annually to the holders pari passu and pro rata.

The PIA’s are redeemable for cash and, if the Company opens a qualified offering, includes a mandatory one-time option to convert their respective investment into cash or CERES Tokens. If the PIA is converted into cash, the cash conversion payment consisting of the PIA purchase price plus the PIA’s pro rata portion of unpaid PIA loan net income as of the conversion date is payable in cash to the investor in equal quarterly installments over the one-year period immediately following the conversion date. If a PIA is converted into CERES Tokens, the PIA is converted under the following formula: Total dollar amount invested in the PIA divided by the initial CERES Token price multiplied by 80%.

During 2022, a member of Ceres Coin LLC management made a personal loan to one of the legacy PIA investors. The PIA investor used his PIA as security for the loan, then subsequently defaulted on the required installments under the loan agreement. Accordingly, the PIA was transferred from the legacy investor to the member of Ceres Coin LLC management. The amount of the PIA was $80,000.

5. CM SOLUTIONS LLC UNSECURED REVOLVING PROMISSORY NOTE

On January 1, 2019 the Company signed an unsecured revolving promissory note with CM Solutions, LLC, the Company’s sole owner, to cover up to $500,000 at an interest rate of 5.00% per annum. The note matured at the earlier of (a) December 31, 2020 or (b) the closing date of a Qualified Financing event.  As a qualifying financing event has not occurred, the note has expired each December 31st thereafter and been subsequently renewed on the following January 1st using identical terms.  As of December 31, 2022 and 2021, no balances were outstanding under the unsecured revolving promissory note.

CERES COIN LLC

NOTES TO THE FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and December 31, 2021

6. RESEARCH AND DEVELOPMENT – SOFTWARE

During the year ended December 31, 2022, $22,898 was charged to expense for software development costs. During the year ended December 31, 2021, $255,733 was charged to expense for software development costs.

7. TOKEN SALE

On October 7, 2022, the Company received $25,000 as proceeds from the sale of 25,000 tokens to a non-related investor. Token holders’ rights, interests and accounting treatment are discussed previously in the accounting policies footnote.

8. SUBSEQUENT EVENTS

Related Party Transactions.

During the seven months ended July 31, 2023, the Company received cash advances from CM Solutions LLC of $53,000. Ceres Coin LLC paid $844 of expenses on behalf of CM Solutions LLC resulting in recognition of accounts receivable from CM Solutions LLC. Ceres Coin LLC also paid $70,000 to CM Solutions LLC, all of which consists of payments to Ceres Coin LLC management.

During the seven months ended July 31, 2023, Ceres Coin LLC paid $535 of expenses on behalf of CoolMellon LLC resulting in recognition of accounts receivable from CoolMellon LLC.

At July 31, 2023, Ceres Coin LLC owed CM Solutions LLC $234,489 and owed $238,320 to CoolMellon LLC.

Renewal of Revolving Promissory Note. Subsequent to December 31, 2022, the revolving note referred to in Note 5 was renewed under the same terms as described. The revolving note was renewed May 24, 2023.

Multi-State Operator Agreement.  On April 1, 2023 the Company entered into a contractor service agreement with a multi-state operator (MSO) in the cannabis industry.  The MSO agreed to pay the Company $30,000.00 per month to perform financial consulting and technology solutions consulting services.  The term of the contract is 12 months.  Either party may terminate the agreement by providing 30 days’ advance notice.

ITEM 8.  EXHIBITS

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Exhibit

2.A.1*	Certificate of Formation of the issuer, filed November 13, 2017
2.A.2*	Certificate of Formation of CM Solutions LLC (f/k/a “CM Warehouse Solutions”), filed March 3, 2016
2.A.3*	Certificate of Filing of CoolMellon, LLC filed September 8, 2014
2.A.4*	Certificate of Amendment of CM Solutions LLC, filed June 15, 2017
2.B.1*	Operating Agreement of the issuer, effective as of November 15, 2017
2.B.2*	Limited Liability Company Agreement of CM Solutions LLC, effective as of April 8, 2018
2.B.3*	Limited Liability Company Agreement of CoolMellon, LLC, effective as of September 8, 2014
3.A*	Token Rights Agreement
3.B*	Coin Rights Agreement
3.C*	Form of previously issued “Private Investment Agreements”
4.A*	Form of Subscription Agreement
6.A*	Unsecured Promissory Note
6.B**	Consulting Agreement

*	Filed as an exhibit to the Company’s offering statement on Form 1-A and incorporated by reference.
**	File as an exhibit to the Company’s Form 1-SA for the six-month period ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on October 19, 2023.

CERES COIN LLC

By:	/s/ Charlie Uchill
Charlie Uchill, Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer